UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

__       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________

Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.

135 Duryea Road

 Melville, New York 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019	5
Notes to Financial Statements	6

Supplemental schedule as of and for the year ended December 31, 2020:
Schedule H. Part IV. Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020	14
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	15
Signature	18

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Henry Schein Inc. 401(k) Savings Plan

Melville, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 1984.

New York, New York

June 25, 2021

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2020	2019

Assets
Investments, at fair value (Note 4):
Money market accounts	$171,284	$399,044
Mutual funds	1,111,232,745	982,914,655
Common collective trust funds	160,039,452	144,032,727
Common stocks	53,852,721	64,782,656
Total investments	1,325,296,202	1,192,129,082
Receivables:
Notes receivable from participants	21,580,900	22,430,866
Employer’s contribution (Note 1(b))	12,527,572	28,372,172
Other	6,680	247,196
Total receivables	34,115,152	51,050,234
Total Assets	1,359,411,354	1,243,179,316
Liabilities
Benefits claims payable	36,095	111,175
Net assets available for benefits	$1,359,375,259	$1,243,068,141

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2020	2019

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$30,294,030	$74,955,760
Net appreciation (depreciation) in fair value of investments:
Mutual funds	139,770,708	134,410,290
Common stock	(266,837)	(6,068,337)
Total investment income	169,797,901	203,297,713
Participants’ contributions	55,376,112	58,611,774
Employer’s contribution (Note 1(b))	12,527,572	28,372,172
Interest income - notes receivable from participants	1,135,531	1,356,091
Total additions	238,837,116	291,637,750
Deductions:
Benefits paid to participants	121,315,257	107,047,260
Administrative expenses	1,214,741	1,224,907
Total deductions	122,529,998	108,272,167
Net increase in plan assets	116,307,118	183,365,583
Net assets available for benefits, beginning of year	1,243,068,141	1,059,702,558
Net assets available for benefits, end of year	$1,359,375,259	$1,243,068,141

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”).  The Plan trustee is Fidelity Management Trust Company (the “Trustee”).  Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service.  Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.  Effective December 1, 2015, if an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have been eligible to be credited with Profit Sharing Contributions and the Employer Match if he or she would have remained a temporary employee.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security (“CARES Act”) .  The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants.  Plan management evaluated the relief provisions available to plan sponsors under the CARES Act and implemented the following provisions:

•Special Coronavirus Related Distributions for qualified individuals (impacted by COVID-19 as set forth in the CARES Act) up to $100,000, available before December 31, 2020

• Increased available loan amount otherwise described in Note 1(f) for qualified individuals to the lesser of $100,000 or 100% of the participant’s vested account balance, available until September 22, 2020

• Allowed qualified individuals to delay, up to one year, any loan repayments otherwise due between the date the CARES Act was enacted and December 31, 2020

• Suspended required minimum distributions for 2020

On May 1, 2020, the Plan was amended to (i) suspend all matching contributions for all quarters commencing with the quarter that begins on June 28, 2020, (ii) provide for the recognition of prior service for employees of an acquired entity, and (iii) provide for the elective transfer of any Eligible Employee’s account balance under Modern Laboratory Services 401(k) Plan into the Plan.

On October 29, 2020, the Plan was amended to reinstate matching contributions effective for plan years beginning on and after January 1, 2021.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan.  There were no discretionary Profit Sharing Contributions for the years ended December 31, 2020 and 2019.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $19,500 and $19,000 for years 2020 and 2019, respectively, in accordance with the deferral limitations for such years under the Internal Revenue Code (“IRC”).  Subject to the amendment described in Note 1(a), the Plan also provides for matching contributions (the “Employer Match”).  Prior to the fiscal quarter beginning on June 28, 2020, the Employer Match was 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.  For Plan years beginning on and after January 1, 2021, the Employer Match is a percentage of participant 401(k) contributions set by the Company in its discretion. Starting with the 2021 Plan Year, this percentage was set at 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.  For the 2020 and 2019 Plan years, the Employer Match was allocated 100% to the participant’s investment elections on file, subject to a 20% allocation limit to the Henry Schein, Inc. Common Stock Fund.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.  The extra amount a participant may contribute may not exceed $6,500 in year 2020 and $6,000 in year 2019.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).

The Plan provides for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation, of eligible employees initially hired by the Company or its participating affiliates on or after March 1, 2014, unless the employee elects not to make 401(k) plan contributions or elects to make elective 401(k) plan contributions at a different percentage.

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings.  Expenses directly related to participant transactions are deducted from the respective participant’s account.  Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc., and may have had an investment in the Covetrus, Inc. Stock Fund in 2019 – see Note 4, Common Stock Funds for a discussion of the Covetrus, Inc. Stock Fund.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as follows:

Vested
Vesting	percentage
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

During 2019, the Plan was amended to provide for the full vesting, effective February 7, 2019, of any participant who was a “Spinco Group Employee” pursuant to the merger agreement with respect to the separation and subsequent merger of the Henry Schein Animal Health Business with Vets First Choice.  See Note 4, “Common Stock” for a discussion of this separation and merger.

(e) Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.  The Plan currently offers twenty-three mutual funds, three common collective trust funds, and a Company stock fund, subject to certain limitations, as investment options for participants.

(f) Notes Receivable from Participants

Subject to the CARES Act amendment described in Note 1(a), participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.  The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time.  The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates.  The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence).  Principal and interest are paid ratably through payroll deductions.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee.  The employee may also roll-over any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates.  Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has been provided as of December 31, 2020 and 2019.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

(g) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan.  Participants may also receive in-service or hardship distributions based on criteria as described in the Plan document.  See Note 1(a) for discussion of relief provisions available to plan participants under the CARES Act.

(h) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.  For the years ended December 31, 2020 and 2019, the Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.  Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

The Plan pays a flat administrative fee equal to $55 for each participant in the Plan.  Effective July 1, 2020, this fee was reduced to $53 per participant.  Participants’ accounts are then charged the fee proportionally based on their account balance.  If participants elect to make use of optional financial advisory services, fees are deducted directly from the participants account.  Fees are calculated and deducted quarterly, and as a result, the actual fee per participant can vary.

(i) Forfeitures

Forfeiture allocations may be used to offset administrative expenses of the Plan and to reduce the Employer Match.  Forfeited invested accounts totaled $604,835 and $608,734 at December 31, 2020 and 2019, respectively, and are included primarily in the Fidelity Retirement Money Market account in the statements of net assets available for benefits.  Forfeitures in the amount of $944,430 and $773,621 will be or have been used to offset Employer contributions for the years ended December 31, 2020 and 2019, respectively.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices.  Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation (depreciation).  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Notes Receivable from Participants

Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has been provided as of December 31, 2020 and 2019.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan’s investments are not insured or protected by the Plan’s Trustee, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.  At December 31, 2020 and December 31, 2019, two investments comprised 26.8% and 25.3% of net assets available for benefit, respectively.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 24, 2017, that the Plan, which was amended and restated effective as of January 1, 2015, with certain amendments effective on subsequent dates, and related trust are designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The related trust, therefore, is not subject to tax under present income tax law.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  In accordance with ASC 820, the Plan classifies its investments into:

·              Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

·              Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·              Level 3 - Inputs that are unobservable for the asset or liability.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Money Market Accounts

Funds held in money market accounts are valued at the net asset value of shares held by the Plan as of December 31, 2020 and 2019, which approximates fair value and are classified as Level 1 within the fair value hierarchy.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2020 and 2019.  The Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible.

Common Stock Funds

The Henry Schein, Inc. Common Stock Fund is a unitized stock fund.  The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.  Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.  The Henry Schein, Inc. Common Stock Fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2020 and 2019.  The Henry Schein, Inc. common stock component of $53,852,721 and $61,003,364 is included within “Common stocks” on the Statement of Net Assets Available for Benefits and the short-term cash component of $171,284 and $389,876 is included within “Money market accounts” on the Statement of Net Assets Available for Benefits as of December 31, 2020 and 2019.

On February 7, 2019, the Company completed the separation and subsequent merger of the Henry Schein Animal Health Business with Vets First Choice.  This merger was accomplished by a series of transactions among the Company, Vets First Choice, Covetrus, Inc. (f/k/a HS Spinco, Inc. “Covetrus”), a wholly owned subsidiary of Henry Schein, Inc. prior to February 7, 2019 and HS Merger Sub, Inc., a wholly owned subsidiary of Covetrus.  Following the separation and merger, Covetrus was an independent, publicly traded company on the Nasdaq Global Select Market.

As a result of this separation and merger, the Plan received a distribution in the form of a certain number of shares of Covetrus, Inc. common stock (“Covetrus Stock”) for each share of the Company’s common stock, par value $.01 per share held in the Henry Schein, Inc. Common Stock Fund and the Plan was amended to establish a “Covetrus, Inc. Stock Fund” to hold this distribution.  The Covetrus, Inc. Stock Fund was frozen immediately to additional contributions and transfers into such fund, although Plan participants were permitted to transfer amounts from the Covetrus, Inc. Stock Fund to other investment options under the Plan prior to its termination.  The Covetrus, Inc. Stock Fund was terminated effective February 7, 2020.  The Covetrus, Inc. Stock Fund was an investment vehicle intended to invest solely in shares of Covetrus Stock that were received by the Plan as a result of the separation and merger, except to the extent short-term liquid investments are necessary to satisfy the Covetrus, Inc. Stock Fund’s cash needs for transfers and payments

As of December 31, 2019, the Covetrus, Inc. common stock component of $3,779,292 is included within “Common stocks” on the Statement of Net Assets Available for Benefits and the short-term cash component of $9,168 is included within “Money market accounts” on the Statement of Net Assets Available for Benefits as of December 31, 2019.

Common Collective Trust Funds

The Common Collective Trust Funds are valued at net asset value per unit as a practical expedient, which is calculated based on the fair values of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.  The practical expedient is used for purposes of these statements, but is not used in situations when it is determined to be probable that the fund will sell the investments for an amount different than the reported net asset value.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$171,284	$-	$-	$171,284
Mutual funds	1,111,232,745	-	-	1,111,232,745
Henry Schein, Inc. Common Stock Fund	53,852,721	-	-	53,852,721
Total investments in the fair value hierarchy	$1,165,256,750	$-	$-	$1,165,256,750
Investments measured at net asset value:
Common collective trust funds(1)	-	-	-	160,039,452
Total investments at fair value	$1,165,256,750	$-	$-	$1,325,296,202

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$399,044	$-	$-	$399,044
Mutual funds	982,914,655	-	-	982,914,655
Henry Schein, Inc. Common Stock Fund	61,003,364			61,003,364
Covetrus, Inc. Common Stock Fund	3,779,292	-	-	3,779,292
Total investments in the fair value hierarchy	$1,048,096,355	$-	$-	$1,048,096,355
Investments measured at net asset value:
Common collective trust funds(1)	-	-	-	144,032,727
Total investments at fair value	$1,048,096,355	$-	$-	$1,192,129,082

(1)    This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”), Prudential Core Plus Bond Fund (“Prudential Fund”) and the BlackRock Strategic Completion Non-Lendable Fund M (“BlackRock Fund”) that are measured at fair value using the net asset value per unit (or its equivalent) and have not been categorized in the fair value hierarchy.  The Stable Value Fund invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments.  The Prudential Fund invests primarily in U.S Treasury, agency, corporate, mortgage-backed, and asset-backed securities.  The BlackRock Fund invests primarily in U.S. Treasury Inflation Protected Securities, real estate investment trusts, and commodities.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

During the years ended December 31, 2020 and 2019, there were no transfers of investments between the levels of the fair value hierarchy.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using net asset value:

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2020
	Fair Value*	Unfunded Commitment		Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Investment:
T. Rowe Price Stable Value Common Trust Fund	$76,318,125	$	n/a	Daily	n/a	12 months
Prudential Core Plus Bond Fund	66,279,377		n/a	Daily	n/a	n/a
BlackRock Strategic Completion Non-Lendable Fund M	17,441,950		n/a	Daily	n/a	n/a

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2019
	Fair Value*	Unfunded Commitment		Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Investment:
T. Rowe Price Stable Value Common Trust Fund	$50,435,333	$	n/a	Daily	n/a	12 months
Prudential Core Plus Bond Fund	72,295,988		n/a	Daily	n/a	n/a
BlackRock Strategic Completion Non-Lendable Fund M	21,301,406		n/a	Daily	n/a	n/a

*	The fair value of the investments have been estimated using the net asset value of the investment.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 – Party-in-Interest and Related Party Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest.  The Plan invests in the common stock of Henry Schein, Inc., and previously invested in the common stock of Covetrus, Inc. which are parties-in-interest and related parties to the Plan.  Notes receivable from participants also qualify as party-in-interest transactions.  The Plan provides for an Employer Match, as discussed in Note 1(b), which qualifies as a party-in-interest.

Note 7 – Delinquent Participant Contributions

In two incidents, the Company failed to remit certain contributions and loan repayments to the Plan in a timely manner, according to Department of Labor regulations for timing of transaction activity, in the amounts of $8,810 for contributions and $1,296 for loan repayments in 2020.  The Company has since remitted the principal amount, and has calculated and remitted lost earnings to the Plan related to these two incidents.  While these two transactions constituted prohibited transactions as defined by ERISA, they were both found to be isolated and non-reoccurring incidents for which related controls have been reviewed and remediated as necessary to mitigate the risk of reoccurrence.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 8 – Subsequent Events

In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 25, 2021, the date the Plan’s financial statements are available to be issued.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4a

DELINQUENT PARTICPANT CONTRIBUTIONS

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2020

Total That Constitutes Non-Exempt Prohibited Transactions
					Contributions	Total Fully
				Contributions	Pending	Corrected Under
		Participants Contributions	Contributions Not	Corrected	Correction in	VFCP and PTE
		Transferred Late to the Plan	Corrected	Outside VFCP*	VFCP	2002-51
Check here if Late Participant Loan Repayments are included:
[x]	2020	$10,106		$10,106	$0	$10,106

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Investments	Government Money Market Fund	a	$171,284

**	Common Stock Funds:
	Henry Schein, Inc.	Common Stock Fund	a	$53,852,721

	Common Collective Trust Funds:
	T. Rowe Price	Stable Value Common Trust Fund - Class A	a	$76,318,125
	Prudential	Core Plus Bond Fund	a	66,279,377
	BlackRock	Strategic Completion Non-Lendable Fund M	a	17,441,950
	Total common collective trust funds			160,039,452

	Shares of registered investment companies:
*	Fidelity Investments	Spartan 500 Index Institutional Fund	a	$192,058,184

	American Funds	Growth Fund of America R6	a	168,902,850

*	Fidelity Investments	Freedom Index 2030 Fund - Class W	a	120,380,512

*	Fidelity Investments	Freedom Index 2040 Fund - Class W	a	83,407,492

	Vanguard	Total Intl. Stock Index Fund	a	76,098,431

	Vanguard	Total Bond Market Index Fund	a	65,683,471

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
	Dodge & Cox Stock Fund	Stock Fund	a	61,586,041

*	Fidelity Investments	Freedom Index 2020 Fund - Class W	a	57,793,987

	Vanguard Small Cap Index Institutional	Small Cap Index Institutional	a	53,414,124

*	Fidelity Investments	Freedom Index 2050 Fund - Class W	a	45,080,877

*	Fidelity Investments	Diversified Intl. Fund - Class K6	a	43,473,694

	Neuberger Berman	Genesis Trust	a	40,335,075

*	Fidelity Investments	Low Priced Stock Fund - Class K6	a	32,045,914

*	Fidelity Investments	Freedom Index 2025 Fund - Class W	a	16,680,600

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
*	Fidelity Investments	Freedom Index 2035 Fund - Class W	a	14,118,717

*	Fidelity Investments	Freedom Index 2010 Fund - Class W	a	9,816,153

*	Fidelity Investments	Freedom Index 2060 Fund - Class W	a	8,413,199

*	Fidelity Investments	Freedom Index 2045 Fund - Class W	a	7,264,243

*	Fidelity Investments	Freedom Index Income Fund	a	5,375,304

*	Fidelity Investments	Freedom Index 2055 Fund - Class W	a	4,381,519

*	Fidelity Investments	Freedom Index 2015 Fund - Class W	a	3,969,128

*	Fidelity Investments	Freedom Index 2005 Fund - Class W	a	664,899

*	Fidelity Investments	Freedom Index 2065 Fund - Class W	a	288,331
	Total value of registered investment companies			1,111,232,745
	Total Investments			$1,325,296,202

**	Notes Receivable from Participants	Fully secured loans with interest charges at current	-0-	$21,580,900
		commercial rates (current loans range from 4.25% to
		9.75% maturing through December 9, 2030)

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

  HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 25, 2021	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Plan Administrative Committee